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                                                                      EXHIBIT 21



                         SUBSIDIARIES OF THE REGISTRANT


The Registrant had 13 wholly-owned subsidiaries as of December 31, 1995:

ITS Export, Inc., a California corporation; ITS Overseas, Inc., a California corporation; ITS Service Corp., a California corporation; ITS Service Corp. II, a California corporation; ITS Service Corp. III, a California corporation; Amer-Russ Firebird Lottery, Inc., a Delaware corporation; Air Fair, Inc., a California corporation; ILTS (Brazil), Inc., a California corporation; ITS Virgin Islands, a Virgin Island corporation; International Lottery & Totalizator Systems Australia Pty. Ltd., an Australia corporation; Totalizator Systems (UK) Ltd., a United Kingdom corporation; Zodiac On-Line, a Russian corporation, and Transactional Systems, a Russian corporation.